December 10, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer and Director Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Current Report on Form 8-K Filed September 20, 2013 Amendment No. 1 to Current Report on Form 8-K November 14, 2013 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the “Company” or “SLOT”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated November 27, 2013 relating to the Company’s Current Report on Form 8-K (File No. 333-176694) filed with the Commission on September 20, 2013 (the ”Form 8-K”) and Amendment No. 1 to the Form 8-K (“Amendment No.1”) filed with the Commission on November 14, 2013. Amendment No. 2 to the Form 8-K (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Form 8-K to update other disclosures.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5, Description of Business, page 6

1.	We note references throughout this section that certain items were anticipated to be completed “by June 2013” or “by the end of June 2013.” Such references appear dated in comparison to the original date of filing of this report. Please revise as applicable.

In response to the Staff’s comment, the Company has revised the date of items in set up costs and operating expenses on page 7 as applicable.

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2.	Please refer to the first paragraph on page 7. We note that you have entered into a number of non-binding letters of intent to acquire travel agencies and land. Please revise to balance this disclosure with a brief discussion of the time frame for implementing these future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

In response to the Staff’s comment, the Company has revised the first paragraph and second paragraph on page 7. Such revision includes discussion of time frame for implementing the company’s future plan based on its non-binding letter of intent, and the need for additional financing. Such revision also includes the discussion that the Company is unable to estimate the associated costs to implement those future plans now.

3.	Please refer to the second paragraph on page 7 and the associated start-up costs and operating expenses. We note that a number of the estimated start-up costs and operating expenses reference historical dates and appear dated in comparison to the original date of filing of this report. Please revise as applicable.

In response to the Staff’s comment, the Company has revised the date of items in set up costs and operating expenses on page 7 as applicable.

Plan of Operations, page 21

4.	Please revise this section to discuss the milestones, timelines and associated costs of each planned activity. Additionally, we expect you to clearly detail all costs and tie those costs to your disclosed near term and long term capital requirements. Please revise accordingly.

In response to the Staff’s comment, the Company has revised its plan of operation on page 21. Such revision includes discussion of milestones to be achieved; the specific steps to accomplish each milestone; timelines; and associated costs for each planned activity.

Liquidity, page 22

5.	Please revise this section to discuss the uncertainties you face, such as your need to obtain additional financing, and discuss the consequences should you be unable to obtain additional financing.

In response to the Staff’s comment, the Company has revised the discussion of its liquidity on page 23. Such revision includes the discussion of the company’s need to obtain additional financing and the consequences if it is unable to obtain additional financing.

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6.	Please revise this section to detail the financing requirements necessary to complete your planned acquisitions. To the extent financing has not been obtained, please clarify that fact and address your current plans to obtain the required financing.

In response to the Staff’s comment, the Company has revised the discussion of its liquidity on page 23. Such revision include a detailed analysis of the Company’s financing requirement to complete its planned acquisitions and how the Company will address its plan to obtain the required financing.

Exhibit 99.1 - Audited Financial Statements of Da Ren

Note 4. Stockholders Equity, page 8

7.	You indicate that, on March 26, 2013, Da Ren’s major shareholder, Da Chuang Business Management Consultant Co., Ltd., entered into a sale and purchase agreement with one individual (the “Seller”) to purchase three lots of undeveloped land (the “Lands”) for the amount of TWD 60,000,000 (US $2,025,658). However, the Land Purchase Contract, filed as Exhibit 10.7, is dated March 26, 2012. Please revise.

In response to the Staff’s comment, the Company has revised accordingly.

8.	You indicate that, under the Land Purchase Contract, the land was to be transferred to Da Ren and the purchase amount of TWD 60,000,000 (US $2,025,658) was to be satisfied by the delivery of equivalent value of capital stock to the Seller. However, based on the Land Purchase Contract, it appears that the 6,000,000 Da Ren shares were held in escrow and that such shares could revert back to Da Ren. Please tell us whether or not the 6,000,000 Da Ren shares obtained by Mr. Cheng-Sung continue to be held in escrow. If not, tell us when such shares were released and provide us with legal documentation of the release of such shares.

The provisions in the Land Purchase Contract means that the shares seller would obtain in the future need to be deposit in the escrow account. No physical certificates of the shares were issued at the time. Thus, the need for the escrow was diminished as Da Ren would certainly be aware of the fact that any shares of the seller were to be sold or transferred.

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9.	You indicate that title to the Lands was transferred from Seller to Da Ren on August 12, 2011. However, it is not clear how you could transfer title prior to the Land Purchase Contract. In particular, we note that section 2 of the Land Purchase Contract states that the Seller shall transfer the possession and all title of the Lands to Da Ren after the land purchase contract is executed. Please advise or amend your filing, as appropriate.

From August, 2011 to March 26, 2012, the Company’s major shareholder, Da Chuang Business Management Consultant (the “Purchaser”) negotiated with Chang, Chen-Sung (the” Seller”) for purchasing his three lots of undeveloped land for the amount of TWD 60,000,000 (US$2,025,658).

During the negotiation, both parties orally agreed that the land’s title should be transferred from Seller to Purchaser on August 12, 2011 and the transaction price of $2,025,658 (TWD 60,000,000) was recorded as a stock subscription prepayment on our balance sheet as of December 31, 2011. On March 26, 2012, Purchaser formally entered into the written Land-Purchase Contract (the “Contract”) with Seller to purchase the three lots of undeveloped land for the amount of TWD 60,000,000 (US$2,025,658). Although the section 2 in Contract requires the land’s title be transferred to Purchaser after executing Contract, both parties mutually agreed to correct it in conform to their performance of transfer of the land’s title before executing Contract.

10.	We note the Land Purchase Contract stipulates that you may not sell the lands without the consent of the Seller, unless the resale price exceeds TWD 60,000,000. The Land Purchase Contract also stipulates that, upon the sale of the Lands, the Seller is entitled to an amount of TWD 60,000,000 and the shares revert to Da Ren. Section 6 of the Land Purchase Contract indicates the Seller may terminate such contract and the Lands would revert back to him. In addition, based on sections 7 and 8 of the Land Purchase Contract, it also appears that the Da Ren shares issued to Mr. Cheng-Sung were meant to serve as security for the Lands and, as such, it does not appear they were issued in satisfaction of the purchase amount. In particular, we note that such shares were to be held in escrow and all proceeds from the sale of shares were to be deposited into the escrow account. In this regard, it appears that you did not irrevocably transfer any consideration for the Lands. Please amend your filing accordingly or provide us with the basis for your conclusion that Da Ren consummated the purchase of the Lands.

Whether the purchase of the land is consummated depends on the operation of clauses of Contract under its clauses. These clauses are specifically explained as follows:

The section 2 in Contract means that “the consideration for the land is the delivery of shares to Seller, which has equivalent value as TWD 60,000,000.”

The section 3 and 5 in Contract means that “Purchaser may not resell the land in a price below TWD 60,000,000 unless obtain Seller’s prior consent. But, Purchaser may resell the land in a price exceeding TWD 60,000,000 without any consent from Seller.”

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The section 6 in Contract means that” Seller has the right to terminate the contract. And, Purchaser must return the land to Seller when Seller decides to terminate Contract and revert to Purchaser his shares obtained in the contract.” This section doesn’t require Seller to revert his shares to Purchaser.

The section 7 in Contract means that “Seller may sell his shares obtained in Contract even if the shares were first deposited into the escrow account after executing the contract. And, the proceeds from Seller’s sale of such shares will be released from the escrow account to Seller when Seller decrease or cancel his set of maximum limited mortgage.” Accordingly, even if the shares were deposited in the escrow account, the fact that Seller may sell the shares and obtain proceeds from the escrow account establishes that Purchaser irrevocably exchanged the shares, as the consideration, for the land.

The section 8 in Contract means that ”releasing shares from the escrow to purchaser is merely the precondition that must be satisfied to trigger Seller’s duty to cancel his set of maximum limited mortgage unconditionally. Also, Seller’s unconditional cancellation of his set of maximum limited mortgage is merely the precondition that must be satisfied to trigger Purchaser’s duty to release such shares to Seller.”

Consequently, the combination of section 7 and 8 does not mean that the shares Seller obtained is to serve as the security for the land. On the other hand, in addition to the shares was exchanged as the consideration for the land, the operation of section 7 and 8 is no more than to further bind both parties to perform their respective duty to release shares and to cancel maximum limited mortgage 4 years after executing the contract.

11.	In light of the fact that Mr. Cheng-Sung became the largest shareholder of Da Ren, please tell us what consideration you gave to accounting for the Lands purchase transaction on March 26, 2012 at Mr. Cheng-Sung’s historical cost. For analogous guidance, refer to Staff Accounting Bulletin Topic 5G.

In response to the Staff’s comment, the Company clarifies that the transaction is not prior to or contemporaneously with a first time public offering. The other reason for the recording the land at fair value is that the transferor was not a shareholder or promoter before the transaction.

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12.	It appears that you valued the purchase of the Lands based on the contracted amount. In this regard, please tell us if you performed a valuation of either the Lands or the Da Ren shares contemporaneously with the Land Purchase Contract, dated March 26, 2012. If so, please provide us a copy of any such valuations performed prior to the transaction. Please note that we are aware that you filed an appraisal report as Exhibit 10.6. However, this appraisal report is dated April 29, 2013, which is over a year after the date of the Land Purchase Contract.

In response to the Staff’s comment, in Exhibit 10.6, the Company has provided the appraisal report to the land in 2011.

13.	Please tell us if Mr. Cheng-Sung has cancelled his registration to set a maximum limited mortgage against the Lands and, if so, when this cancellation took place.

Mr. Cheng-Sung has not cancelled his registration to set a maximum limited mortgage against the land.

14.	Please tell us if any of the 11 provisions set forth in the Land Purchase Contract continue to be applicable after the September 17, 2013 transaction. In particular, please tell us if you may sell the Lands for an amount that does not exceed TWD 60,000,000 without the consent of Mr. Cheng-Sung. In addition, tell us who would receive the proceeds from any such sale of the Lands.

Because Contract was entered between Chang, Cheng-Sung and Da Ren Development, the entire Contract remains valid after September 17, 2013. Additionally, according to Section 2 in Contract, we may not resell the land in a price below TWD 60,000,000 unless obtain Seller’s prior consent. And, we would receive the proceeds from such sale.

Exhibit 99.3 - Unaudited Pro Forma Financial Information

15.	Since Mr. Cheng-Sung was a major holder of Da Ren, it appears that you should amend your filing to present the acquisition at Da Ren on a historical cost basis as determined under U.S. GAAP. For analogous guidance, see Staff Accounting Bulletin Topic 5G.

In response to the Staff’s comment, the company clarifies that the transaction is not prior to or contemporaneously with a first time public offering. The other reason for the recording the land at fair value is that the transferor was not a shareholder or promoter before the transaction.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886- 03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339, donchen77@gmail.com.

Sincerely,

Autarky Consulting Inc.

/s/ Chiang, Ray

Chiang, Ray
Email: rayc1179@gmail.com

cc:	Chen, Li-Hsing, President and Chairman

Lin, Mu-Chen, Chief Financial Officer and Director

Yu, Chien-Yang, Vice President and Director

Chen, Kuan-Yu, Secretary and Director

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